Morgan Stanley Eastern Europe Fund, Inc.
Item 77O- Transactions effected pursuant to Rule 10f-3


Securities Purchased:	Mail.Ru Group Ltd. 144A
Purchase/Trade Date:	11/5/2010
Size of Offering/shares: 32,925,783
Offering Price of Shares: $27.700
Amount of Shares Purchased by Fund: 21,200
Percentage of Offering Purchased by Fund: 0.064
Percentage of Funds Total Assets: 0.70
Brokers: Goldman Sachs International, JPMorgan, VTB Capital, Morgan Stanley, Pacific Crest Securities
Purchased from:  Goldman Sachs